Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

           Attention Business/Financial/Science/Medical Editors:
           Results of Vasogen's Phase III ACCLAIM Trial Accepted for Publication in
           The Lancet

           MISSISSAUGA, ON, Dec. 18 /CNW/ - Vasogen Inc. (NASDAQ:VSGN; TSX:VAS)
today announced that the results from the phase III ACCLAIM trial of its
Celacade(TM) System in patients with chronic heart failure have been accepted for publication in The Lancet, a world-leading medical journal. As previously reported by Vasogen, a key finding from the ACCLAIM trial was a 39% reduction in the risk of death or cardiovascular hospitalizations for a large pre-specified subgroup of patients with NYHA Class II heart failure who received Vasogen's Celacade therapy, compared to patients receiving placebo.
           "We believe that the publication of the ACCLAIM results, in a journal renowned for the communication of high-quality peer-reviewed research from around the world, is indicative of the exceptional design and execution of the trial, as well as the important contribution of ACCLAIM in identifying the role of Celacade in the treatment of patients suffering from heart failure,"
commented Chris Waddick, President and CEO of Vasogen. "The results published in Lancet will help to underpin the recently announced commercial launch of
Celacade in the European Union, where it has already been approved, as well as the initiation of the ACCLAIM-II trial, which is a confirmatory trial in NYHA
Class II patients being planned for the purpose of achieving regulatory approval in the United States."
           The manuscript detailing the results of Vasogen's phase III ACCLAIM trial of Celacade in patients with chronic heart failure is authored by Guillermo
Torre-Amione, Methodist Hospital, Houston, TX; Stefan D Anker, Charite, Campus
Virchow-Klinikum, Berlin, Germany; Robert C Bourge, University of Alabama at
Birmingham, Birmingham, AL; Wilson S Colucci, Boston University School of
Medicine, Boston, MA; Barry H Greenberg, UCSD Medical Center, San Diego, CA;
Per Hildebrandt, Frederiksberg Hospital, Frederiksberg, Denmark; Andre Keren,
Hadassah University Hospital, Jerusalem, Israel; Michael Motro, Chaim Sheba
Medical Center, Tel-Hashomer, Israel; Lemuel A Moye, University of Texas
Health Science Center, Houston, TX; Jan Erik Otterstad, Hospital of Vestfold,
Toensberg, Norway; Craig M Pratt, Methodist Hospital, Houston, TX; Piotr
Ponikowski, Military Hospital, Wroclaw, Poland; Jean Lucien Rouleau, Faculty
of Medicine, Universite de Montreal, Montreal, PQ; Francois Sestier, Hotel
Dieu du CHUM, Center de Recherche, Montreal, PQ; Bernhard R Winkelmann,
Kardiologische Gemeinschaftspraxis, Frankfurt, Germany; and James B Young, The
Cleveland Clinic, Cleveland, OH.
           The Lancet's coverage is international in focus and extends to all aspects of human health. It aims to publish the best original primary research papers, and review articles of the highest standard. The Lancet is stringently edited and peer-reviewed to ensure the scientific merit and clinical relevance of its diverse content. Drawing on an international network of advisers and contributors, The Lancet meets the needs of physicians by adding to their clinical knowledge and alerting them to current issues affecting the practice of medicine worldwide.

           About Vasogen:

           Vasogen is a biotechnology company engaged in the research and commercial development of therapies designed to target the destructive inflammatory process associated with the development and progression of cardiovascular and neurodegenerative disorders. The Company's lead product, the Celacade(TM)
System, is designed to activate the immune response to apoptosis - an important physiological process that regulates inflammation. Celacade has received European regulatory approval under the CE Mark for chronic heart failure and is being marketed in the EU by Grupo Ferrer Internacional, S.A.
Celacade is also in late-stage clinical development for the treatment of chronic heart failure in the United States. Vasogen is also developing a new class of drugs for the treatment of certain neuro-inflammatory disorders.
VP025 is the lead drug candidate from this new class.

           Certain statements contained in this press release, or elsewhere in our public documents constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or
"forward-looking information" under the Securities Act (Ontario). These statements may include, without limitation, plans to advance the development of Celacade(TM) or VP025, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans",
"anticipates", "believes", "estimated", "predicts", "potential", "continue",
"intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements, including assumptions about the nature, size, and accessibility of the market for Celacade in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization and the availability of capital on acceptable terms to pursue the development of Celacade, and the feasibility of additional trials.
You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected. These risks include, but are not limited to, the outcome of further ongoing analysis of the ACCLAIM trial results, the requirement or election to conduct additional clinical trials and the size and design of any such trials, delays or setbacks in the regulatory approval process, difficulties in the maintenance of existing regulatory approvals, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, risks associated with the outcomes of our preclinical and clinical research and development programs, the adequacy, timing, and results of our clinical trials, competition, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on partners, subcontractors, and key personnel, losses due to fluctuations in the
U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S.
securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the
"Risk Factors" section of our Annual Information Form and Form 20-F for the year ended November 30, 2006, as well as in our later public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

           %SEDAR: 00001047E          %CIK: 0001042018

           /For further information: Glenn Neumann, Investor Relations, 2505
Meadowvale Blvd., Mississauga, ON, Canada, L5N 5S2, tel: (905) 817-2004, fax:
(905) 569-9231, www.vasogen.com, investor(at)vasogen.com/
           (VSGN VAS.)

CO:  Vasogen Inc.

CNW 07:00e 18-DEC-07